S N

19011101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 AND ENDING 09/30/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Park Avenue
(No. and Street)

Huntington (City) New York (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith C. King 631 421-4499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith, LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Rd, Suite 115E (Address) Melville (City) New York (State) 11747 (Zip Code)

SEC Mail Processing
NOV 27 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith C. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2022

Notary Public

Signature

Chairperson

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Federated Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Federated Securities, Inc. (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Federated Securities, Inc.'s management. Our responsibility is to express an opinion on Federated Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Federated Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Federated Securities Inc.'s auditor since 2017.

Melville, New York
November 25, 2019

Nawrocki Smith LLP

FEDERATED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash and cash equivalents		$ 44,684
Clearing deposit		35,000
Commission receivable		49,079
TOTAL ASSETS		$128,763

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 79,074
SUBORDINATED LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities subordinated to claims of General creditors		50,000
SHAREHOLDSER'S EQUITY		
Common stock, no par value; authorized 1,000 shares; issued and outstanding 200 shares	$ 12,000	
Paid-in-capital	5,000	
Accumulated deficit	(17,311)	
TOTAL SHAREHOLDER'S EQUITY		(311)
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDER'S EQUITY		49,689
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$128,763

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Federated Securities, Inc. (the "Company") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of FINRA and NYSE. The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities, and tax shelters. Most of its income is derived from commissions.

The Company introduces its customer transactions to RBC Dain with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the firm for losses that it may sustain in relation to the Company's customers. There are no concentrations in the sales on behalf of any of the mutual funds in which it places customers.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material.

The Company maintains its books and records on an accrual basis in accordance with accounting principles general accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Effective October 1, 2018 the Company adopted the ASC Topic 606, Revenue from Contracts with customers. The Company applied the modified retrospective method of adoption which resulted in no adjustment to Shareholders equity as of October 1, 2018.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregated by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $14,383 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended September 30, 2019 management has determined that there are no material uncertain income tax positions.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no known contingent liabilities at September 30, 2019.

6. SUBORDINATED LOANS

Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due at 6% interest. Interest of $3,000 was paid during the fiscal year.

Effective Date	Maturity Date	Amount
December 1, 1998	December 1, 2021	$35,000
December 30, 1998	December 30, 2021	15,000
Total		$50,000

7. RELATED PARTY TRANSACTION

Rent:
The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are paid for by the Company's funds. All charges are at the discretion of the shareholder. Rents are charged and paid for by the Company.

During the year ended September 30, 2019, rent expense incurred by the Company to the Chairperson and sole stockholder of the Company totaled $18,000.

Federated Holdings, Inc. is a related corporation used for insurance business.

8. RULE 15C3-3

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018 the Company had net capital of $23,689 which exceeded the minimum requirement of $5,272 by $18,417. The Company's ratio of aggregate indebtedness to net capital ratio was 3.338 to 1.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date of the audit report, the date that these financial statements were available to be issued and no further information is required to be disclosed.